 U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Adjournment of Annual Meeting of Shareholders held on July 15, 2021

This current report on Form 6-K was submitted in connection with the adjournment of the annual general meeting (the “AGM”) held by Tantech Holdings Ltd (the “Company”) on July 15, 2021, at 1:00 P.M., Beijing time (1:00 A.M. ET on July 14, 2021). The AGM was convened to consider proposals (the “Proposals”), including but not limited to increasing the authorized shares of the Company and approving the Company’s amended and restated Memorandum and Articles of Association, presented in the Notice of Annual Meeting of Shareholders dated June 8, 2021. The Notice of Annual Meeting of Shareholders is also available on the Company’s website at http://ir.tantech.cn/proxy-filing.

In reviewing the Company’s records, the Company determined that quorum of 50% of outstanding common shares for the AGM was not present. Accordingly, the Company’s Board of Directors has adjourned the AGM as permitted in the Company’s organizational documents to permit the previously provided Proposals to be approved under the adjournment quorum requirements of one-third (1/3) of outstanding common shares.

The Company will reconvene the AGM to decide on the Proposals on August 9, 2021, at 9:00 A.M., Beijing time (9:00 P.M. ET on August 8, 2021), as determined by the Board of Directors of the Company. Proxies which have been received remain valid for the adjourned AGM. Holders of the Company’s common shares whose names are on the register of members of the Company at the close of business on June 7, 2021 are entitled to attend the adjourned AGM.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Wangfeng Yan
Name: Wangfeng Yan Title: Chief Executive Officer

Date:  August 6, 2021